Exhibit 99.8

Certification of Principal Executive Officer and Principal Financial Officer Pursuant to

18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with this Amendment No. 2 to the Annual Report on Form 40-F of Glass House Brands Inc., a corporation organized under the laws of British Columbia (the “Company”), for the period ending December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 1, 2024	/s/ Kyle Kazan
Kyle Kazan
Chief Executive Officer (principal executive officer)

Dated: April 1, 2024	/s/ Mark Vendetti
Mark Vendetti
Chief Financial Officer (principal financial officer)